EXHIBIT 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action to be taken, you should consult with your independent financial adviser who, if you are taking advice in Ireland, is authorised or exempted under the European Communities (Markets in Financial Instruments) Regulations 2007 or the Investment Intermediaries Act, 1995.

If you have sold or transferred your entire holding of ordinary shares in ICON plc (“ICON” or “the Company”), please pass this document, together with the attached proxy form, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale was effected, for transmission to the purchaser or transferee as soon as possible.

ICON has a secondary listing on The Irish Stock Exchange. For this reason, ICON is not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange including the requirement that certain transactions require the approval of shareholders. For further information, shareholders should consult their own financial adviser.

ICON PLC
(Incorporated in Ireland with limited liability under the Companies Acts, 1963 to 1986. Registered No. 145835)

Directors:
Dr. John Climax (Chairman),
Peter Gray (Chief Executive Officer),
Dr. Ronan Lambe*,
Thomas Lynch *,
Edward Roberts *,
Shuji Higuchi *,
Dr. Bruce Given *,
Professor Dermot Kelleher*

*    Non-Executive

South County Business Park,
Leopardstown,
Dublin 18,
Ireland.

 16th June, 2008

To all ICON Shareholders

NOTICE OF ANNUAL GENERAL MEETING
OF
ICON PLC

Dear Shareholder,

I am writing to you to outline the background to the Resolutions to be proposed at the forthcoming Annual General Meeting of ICON plc (“AGM”), each of which the Board of Directors (“Board” or the “Directors”) is recommending you approve.

Your attention is drawn to the notice of AGM set out on page 8 of this document, which will be held at The Conference Centre, ICON plc Headquarters, South County Business Park, Leopardstown, Dublin 18, Ireland on the 21st day of July, 2008 at 10.00 a.m.

Resolutions 1-5 in the enclosed notice set out the usual business to be transacted at the AGM.  Resolution 4 pertains to the proposed re-election of Professor Dermot Kelleher to the Board and I include some background information regarding Professor Kelleher’s appointment in the following paragraph.  In addition, your Board proposes, as special business, Resolutions 6-14 which are summarised below.  In Resolution 10, the Directors are recommending that you authorise a two for one bonus issue of ordinary shares which will effectively serve as a stock split.  In Resolutions 6, 7 and 8 the Board is looking for the authority to establish new share compensation plans for employees and consultants of the Company which will replenish the pool of shares available for equity awards and provide greater flexibility in its compensation programs.  The Board believes that the Company’s ability to encourage employee participation in the ownership of the Company through its share compensation plans has been and will continue to be instrumental in driving the growth and success of the Company.

Resolution 4 - Background information regarding proposed re-election of Professor Dermot Kelleher
On 27 May 2008, Professor Dermot Kelleher was appointed to the Board of ICON plc as a non-executive director. Professor Kelleher was appointed unanimously by ICON’s Board of Directors and, in accordance with the Company’s Articles of Association, stands for re-election by ICON’s shareholders at the AGM. Professor Kelleher is currently Head of the School of Medicine at Trinity College, Dublin, Ireland and Director of the Institute of Molecular Medicine in Dublin.  His research interests are broad ranging in the fields of Gastroenterology, Immunology and Molecular Biology and over a distinguished thirty year career he has led significant research projects in this field.  Alongside his notable academic appointments he has served as a visiting research scientist with Lilly Research Laboratories and has been a founder of a number of biotechnology companies.

Resolutions 6, 7 and 8 – Authority to establish a new 2008 Employees Restricted Share Unit Plan and authority to establish new share option plans for employees and consultants/non-executive directors: the Employee Share Option Plan 2008 and the Consultants Share Option Plan 2008
In keeping with the experience of many public companies a key component of the compensation package the Company has offered to its employees and directors in the past has been the ability to participate in the success of the Company through the granting of share options.  In previous years the Company has granted options to employees and directors of the Company under the 1998 Long Term Incentive Plan, the 1998 Consultant Option Plan and the Share Option Plan 2003.  In 2008 the 1998 option plans expired and the Company is approaching the limit on options available to grant under the Share Option Plan 2003.  Therefore we are requesting approval from the shareholders for new plans, which are detailed below, to facilitate the granting of share awards to the Company’s employees and directors.  The Company’s Board considers it appropriate to establish these plans for the following reasons:
•
The Company has experienced significant growth in the past number of years.  We are in essence a professional services organisation and our greatest asset is the skill and dedication of our staff.  A large measure of our success is due to their commitment and we consider it appropriate to incentivise them by the provision of share grants and options.  A large number of our employees have traditionally been given the opportunity to participate in the Company’s share option plans and share option grants to directors have typically not been a significant proportion of total share options awarded.  In 2007 the Board received 21,000 options or 3.4% of the 625,715 options granted that year.  In February 2008 the Board received 17,000 options or 2.7% of the total of 623,483 options granted.  The opportunity to participate in share ownership in the past has been successful in aligning employee and shareholder interests resulting in the creation of increased shareholder value;

•
As previously mentioned the granting of share awards to employees and directors is a significant component of the Company’s compensation plans. The Company’s share option plans have traditionally been open to all employees who exercise management or decision-making responsibility in the Company.  This inclusive approach has been very successful in harmonising individual performance with company success.  I therefore would like to recommend that we replenish the number of share awards available to employees and directors thus helping the Company to recruit and retain staff as our competitors who are also public companies also operate various share compensation plans to attract and engage employees; and

•
The Company believes that the alignment of employee and shareholders interests as proposed under these plans is consistent with US market “best practices”.  As you know ICON plc is a company registered in Ireland with a global footprint in terms of the location of its customers and staff.  We have our primary stock exchange listing on NASDAQ and our shareholder base is predominantly in the US.  Accordingly we have always sought to operate to the highest standards of US corporate governance. In this instance we believe these standards require us to consider the potential dilutive effects that the granting of restricted share units and share options under the proposed new plans may have on our existing shareholders when outstanding options are also taken into consideration.  Accordingly we have evaluated potential dilution firstly by reference to the reasonableness of the cost of the plans to shareholders and secondly by reference to the rate at which options were previously granted under our employee share option plans relative to the Company’s issued share capital.  On both counts we believe that the analysis that we conducted and have outlined below demonstrates that both the cost of the proposed share plans and the historical rate at which the Company has granted options under its previous share option plans are reasonable and acceptable, and are consistent with US market best practices.

o
We assessed the cost of the plans in terms of the amount of shareholders’ equity flowing out of the Company to employees and directors as options are exercised and restricted share units are settled, i.e., the Shareholder Value Transfer (the SVT).  SVT is measured using a binomial option pricing model for share options and at full value by reference to the 200-day average share price for the Company for restricted share units.  After determining how much the plans will cost, or the SVT, we evaluated the reasonableness of the cost by reference to the industry benchmark commonly used by institutional shareholder advisors in the US for the Pharmaceuticals and Biotechnology industry sector.  Our SVT cost of 13% is two percentage points below the industry cap of 15% and therefore we believe the cost of the new plans is reasonable and acceptable under US market best practices.

o
We also considered the rate at which the Company has previously granted options to employees and directors in a given year relative to the weighted average number of ordinary shares outstanding for the same year, i.e., the “burn rate”.  Again our three year average burn rate of approximately 2.7% is well below the industry benchmark commonly used by institutional shareholder advisors in the US of 4.9%.

Therefore considering the significance of the proposed plans to the attraction, motivation and retention of the Company’s employees whom we consider critical to its continuing success, the lack of capacity under the existing share option plans approved by shareholders in 1998 and 2003 to facilitate the granting of new share options, and our belief that the proposed plans adhere to best practices in the US market, the Board has no hesitation in recommending that the shareholders approve the establishment of the 2008 Employees Restricted Share Unit Plan, the Employee Share Plan 2008 and the Consultants Share Option Plan 2008.  Further detail regarding the specifics of these individual share compensation plans is contained in the following paragraphs.

In Resolution 6 shareholders are asked to approve the establishment of a new share plan for selected employees, the ICON plc 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”).  Its introduction will enable the Compensation Committee of the Board of Directors, at their discretion, to grant conditional awards of Restricted Share Units (RSUs) to selected key employees which give the holder a right to receive Ordinary Shares, American Depository Receipts or cash at the end of a specified period.

The purpose of the 2008 RSU Plan is to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging employees to focus on critical long-range objectives, (b) encouraging the attraction and retention of employees, and (c) linking employees directly to shareholder interests through increased share ownership.

The principal features of the proposed 2008 RSU Plan are set out in Appendix 1 to this letter at pages 12 to 13.

In Resolutions 7 and 8 shareholders are asked to approve the establishment of two new share option plans, to be known as the ICON plc Employee Share Option Plan 2008 (the “2008 Employee Plan”) and the ICON plc Consultants Share Option Plan 2008 (the “2008 Consultants Plan”).  The introduction of these plans will enable the Compensation Committee of the Board of Directors, at their discretion, to grant options over Ordinary Shares or American Depository Receipts to i) selected key employees and any director holding a salaried office or employment with the Company or a subsidiary and ii) non-executive directors and other non-employee consultants, respectively.

The 2008 Employee Plan and the 2008 Consultants Plan are proposed to facilitate new option grants because the Company’s 1998 Consultant Share Option Plan has expired and only 518,343 options remain for grant under the Company’s existing Share Option Plan 2003.

The terms of the two new plans are identical in all material respects, apart from eligibility criteria, share plan limits and individual limits.  The Company has been advised to adopt two separate plans (i) for employees/executive directors and (ii) for non-employees/consultants (including non-executive directors) for Irish company law reasons.

A summary of the principal features of the 2008 Employee Plan and the 2008 Consultants Plan is set out in Appendix 2 to this letter at pages 14 to 15.

Resolution 9 - Increase in authorised share capital
It is proposed to increase the authorised share capital from €2,400,000 to €6,000,000 by the creation of 60,000,000 new Ordinary Shares of €0.06 each representing an increase of 150% in the authorised Ordinary Share capital.  The primary purpose of this Resolution is to increase the authorised share capital so as to allow for the bonus share issue referred to in Resolution 10.

Resolution 10 – Capitalisation/bonus issue (“stock split”)
The Directors are proposing a bonus issue (“stock split”) of Ordinary Shares, with the intention of increasing the marketability of the Company’s shares.  The Directors are recommending the capitalisation of part of the share premium account, to be applied in paying up in full new Ordinary Shares to be allotted to ordinary shareholders on the register of members at the close of business on 8th August 2008 in the proportion of one new Ordinary Share for each Ordinary Share then held.  Resolution 10 is conditional on the passing of Resolution 9.

Background to and effect of the proposal of the bonus share issue (“stock split”)
ICON’s authorised share capital is currently €2.4 million divided into 40 million Ordinary Shares of €0.06 nominal value each. As of 31 May 2008, ICON’s issued share capital was €1,749,562.62 divided into 29,159,377 Ordinary Shares of €0.06 nominal value each. ICON has an ADS facility (at a ratio of 1 ADR to each Ordinary Share). The ADS’s are traded on the Nasdaq National Market under the symbol “ICLR”. The ADS Depository is The Bank of New York. ICON also has a secondary listing on the Official List of the Irish Stock Exchange. No securities in ICON are traded on any other market. The closing price per ICON ADS on the NASDAQ market on 13th June 2008 (the latest practicable date prior to the publication of this document) was US$73.05.

The Board of ICON intends to effect a capitalisation/bonus issue (“stock split”) of new Ordinary Shares to double the amount of the Company’s issued share capital. This would, subject to prevailing market conditions, effectively reduce the share price by half without affecting the market capitalisation of the Company. The increase in the share price, in particular, over the past 2 years, means that we are out of line with our peer group on a price per share basis, and this may be unattractive to investors. The Board believes that the capitalisation issue would increase the liquidity and marketability of the Ordinary Shares and ADSs and therefore is in the best interests of shareholders.

The capitalisation issue will, subject to shareholder approval, involve the issue, on a pro rata basis, to existing shareholders, of 1 new Ordinary Share of nominal value €0.06 for each Ordinary Share held on 8th August 2008 (the “Record Date”). The issue will be effected by a transfer from the share premium account to the share capital account. As such this method capitalises existing reserves and distributes these reserves to shareholders in the form of new shares. Shareholder approval is required to authorise the Directors to effect the issue by way of an ordinary resolution.

The effect of the proposal is that each shareholder will own two new Ordinary Shares for every one existing Ordinary Share (or ADS as the case may be) held on the Record Date. Except for this change, the new Ordinary Shares will in all other respects be the same as the existing Ordinary Shares.  Subject to market conditions, the aggregate value of each shareholder’s shareholding should remain the same. Shareholders should also note that the proposal will not affect their underlying interests and their entitlements to the earnings and net assets of the Company.

Timetable
If the proposal of a bonus issue is approved by shareholders, the issue of the €0.06 bonus shares will be applied to all shareholdings on the Register at 5:00 p.m. on the Record Date.

The Company will make application to the Irish Stock Exchange for the new Ordinary Shares to be admitted to the Official List in Dublin, and dealings in the new Ordinary Shares are expected to commence on 11th August 2008. On this date, the CREST accounts of holders of un-certificated shares will be credited. Those Shareholders with certificated shares will be sent their new share certificates through the post (at their own risk) to their registered addresses.

Share transfers will be accepted for registration up to 5:00 p.m. on the Record Date.

Resolution 11 – General authority to allot shares
Resolution 11 proposes to give the Directors a general authority under Section 20 of the Companies (Amendment) Act, 1983 for a period of 1 year to allot shares up to an amount equal to the present authorised but unissued share capital of the Company.  The Company requests this authority annually.

Resolution 12 - The dis-application of statutory pre-emption rights
Resolution 12 will give the Directors power under Section 24 of the Companies (Amendment) Act, 1983 to allot shares for cash without first offering them to holders of Ordinary Shares pro-rata to their respective shareholdings.  Resolution 12 is conditional upon the passing of Resolution 11 and follows the established best practice of renewing such authority on an annual basis. The Company requests this authority annually.

Resolution 13 – Authorisation of Market Purchases of the Company’s Shares and Re-issue of Treasury Shares
Resolution 13 proposes to authorise the Company or any of its subsidiaries to purchase up to 10% of the Company’s shares on the market.  This authority will expire on the earlier of the date of the Annual General Meeting for 2008 or 18 months from the date of the passing of the Resolution.  The Directors do not have any current intention of exercising the Company’s authority to purchase its own shares and would only do so following careful consideration and at price levels which the Directors consider to be in the best interests of Shareholders generally.

Under the terms of Resolution 13, the minimum price which may be paid for any of the Company’s own shares is an amount equal to the nominal value of the shares and the maximum price which may be paid is up to an amount equal to 105% of the then average market price of the shares.

Resolution 13 also provides that where the Company shares have been purchased or redeemed and are held as Treasury Shares these shares may be re-issued off market at a maximum price of 120% of the Market Price (as defined in the Resolution) and the minimum price of 95% of the Market Price.  The determination of the re-issued price range will expire on the earlier of the date of the Annual General Meeting 2008 or 18 months from the date of the passing of the Resolution.  Again this resolution is proposed annually.

Resolution 14 – Chairman’s casting vote
Resolution 14 proposes to amend the Company’s Articles of Association in order to give the chairman of any meeting of the Directors a second or casting vote in the event of deadlock which is in keeping with normal practice. This amendment is being sought in light of the recent increase in the number of Directors and is designed to ensure that the Board can operate effectively and in an efficient manner.  The majority of decisions made by the Directors are unanimous and there is no current intention to use this casting vote.

FURTHER ACTION
A Form of Proxy for use at the AGM is attached.  You are requested to complete, sign and return the Form of Proxy as soon as possible whether or not you propose to attend the meeting in person.  To be valid the Form of Proxy must be deposited with the Company’s Registrars, Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland not less than 48 hours before the time appointed for the meeting.  The completion and lodging of the Form of Proxy will not prevent you from attending and voting in person at the meeting should you so wish.

RECOMMENDATION
Your Board believes that the Resolutions to be proposed at the AGM are in the best interests of the Company and its Shareholders as a whole. Accordingly, your Directors unanimously recommend that you vote in favour of the Resolutions as they intend to do so themselves in respect of all the Ordinary Shares held or beneficially owned by them amounting in total to 2,151,872 Ordinary Shares on 31st May 2008, representing approximately 7.4% of the issued ordinary share capital of the Company.

Yours sincerely,
/s/ Dr. John Climax
Chairman

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of the Company will be held at The Conference Centre, ICON plc Headquarters, South County Business Park, Leopardstown, Dublin 18, Ireland on 21st day of July, 2008 at 10.00 a.m.

ORDINARY BUSINESS

1.	To receive and consider the accounts for the year ended 31st December, 2007 and the reports of the Directors and auditors thereon.

2.	To re-elect Dr. John Climax who retires as a Director in accordance with the Articles of Association of the Company and, being eligible, offers himself for re-election.

3.	To re-elect Mr. Edward Roberts who retires as a Director in accordance with the Articles of Association of the Company and, being eligible, offers himself for re-election.

4.
To re-elect Professor Dermot Kelleher who, having been appointed as a director, retires in accordance with the Articles of Association of the Company and, being eligible, offers himself for re-election to a full term on the board.

5.	To authorise the Directors to fix the remuneration of the auditors.

SPECIAL BUSINESS

To consider and, if thought fit, pass the following Resolutions

As ordinary resolutions:

6.
“That the establishment of the ICON plc 2008 Employees Restricted Share Unit Plan substantially in the form described in Appendix 1 to the Chairman’s Letter to Shareholders dated 16th June 2008, and produced to the Annual General Meeting and signed by the Chairman for identification purposes, be and is hereby approved, and that the Board of Directors be and are hereby authorised to do all such acts and things necessary to establish and carry the same into effect.”

7.
“That the establishment of the ICON plc Employee Share Option Plan 2008 substantially in the form described in Appendix 2 to the Chairman’s Letter to Shareholders dated 16th June 2008, and produced to the Annual General Meeting and signed by the Chairman for identification purposes, be and is hereby approved, and that the Board of Directors be and are hereby authorised to do all such acts and things necessary to establish and carry the same into effect.”

8.
“That the establishment of the ICON plc Consultants Share Option Plan 2008 substantially in the form described in Appendix 2 to the Chairman’s Letter to Shareholders dated 16th June 2008, and produced to the Annual General Meeting and signed by the Chairman for identification purposes, be and is hereby approved, and that the Board of Directors be and are hereby authorised to do all such acts and things necessary to establish and carry the same into effect.”

9.
“That the authorised share capital of the Company be increased from €2,400,000 divided into 40,000,000 Ordinary Shares of €0.06 each, to €6,000,000 divided into 100,000,000 Ordinary Shares of €0.06 each.”

10.
“That, subject to the passing of Resolution 9, it is desirable to capitalise such sum being part of the amount standing to the credit of the share premium account of the Company as is necessary to give effect to the capitalisation referred to below, and accordingly that same be capitalised and that the Directors be and they are hereby generally and unconditionally authorised and directed to appropriate such sum to the members in the proportions in which it would have been divisible among them had the same been applied in paying dividends and to apply the same in paying up in full at par, new Ordinary Shares of €0.06 each to be allotted credited as fully paid up to the registered holders of Ordinary Shares in the capital of the Company at the close of business on 8th August 2008 in the proportion of one new Ordinary Share for every one Ordinary Share then held by them so that the said new shares shall be accepted by them in full satisfaction of their interest in such capitalised sum and shall upon issue rank pari passu in all respects with the then existing Ordinary Shares in the Company, and that the Directors shall have full power to do such acts and things required to give effect to the said capitalisation, allotment and distribution.”

11.
“That the Directors be and are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 20 of the Companies (Amendment) Act, 1983) up to an aggregate nominal amount not exceeding the present authorised unissued capital of the Company; provided that this authority shall expire at the conclusion of the next annual general meeting of the Company, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to such offer or agreement as if the authority conferred hereby had not expired.”

As special resolutions:

12.
“That, subject to the passing of Resolution 11, the Directors be and are hereby empowered pursuant to Section 24 of the Companies (Amendment) Act, 1983 to allot equity securities (as defined in Section 23 of that Act) as if the provisions of sub-section (1) of the said Section 23 did not apply to any such allotment; provided that this exclusion of the applicability of section 23(1) of the Companies (Amendment) Act, 1983 shall expire at the conclusion of the next annual general meeting of the Company save that if before such expiry the Company has offered or agreed to allot equity securities, those equity securities may be allotted pursuant to such offer or agreement as if the exclusion contained herein had not expired.”

13.
“That subject to and for the purposes of the Companies Act, 1990, the Company and/or any of its subsidiaries be and are hereby generally authorised to make market purchase of Shares of any class of the Company on such terms and conditions and in such manner as the Directors may from time to time determine, but so that:

(1)
the maximum number of shares authorised to be purchased under this resolution shall be such number of shares whose aggregate nominal value shall not exceed 10 per cent of the aggregate nominal value of the issued share capital of the Company as at the commencement of business on the day of the passing of this resolution;

(2)	the minimum price which may be paid for any share is an amount equal to its nominal value; and

(3)	the maximum price which may be paid for any share is an amount equal to 105 per cent of the Market Price (as hereafter defined) on the day of purchase and the price range within which any shares purchased or redeemed and held as treasury shares, within the meaning of Section 209 of the Companies Act, 1990, may be re-issued off-market is from 95 to 120 per cent of the Market Price on the day of re-issue.

For the purpose of this resolution:

the Market Price of any shares on a particular day means the higher of:

the average middle market price (if there is one) derived from the List (as hereafter defined); and

the average Current Price (as hereafter defined) on the immediately preceding five business days;

the Current Price on a particular day means the closing quotation price as published in the List or (for a day on which there was no dealing in such shares on the Stock Exchange) the mid-point between the high and low market guide prices as published in the List or (if there is only one such market guide price published) the market guide price so published whether it is the high or the low market guide price;

the List means the Irish Stock Exchange Daily Official List; and

the Stock Exchange means The Irish Stock Exchange Limited.

The authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or (if earlier) on the 21st January, 2010, unless previously varied, revoked or renewed. The Company or any subsidiary may before such expiry make a contract for the purchase of shares which would or might be wholly or partly executed after such expiry and may make a purchase of shares pursuant to any such contract as if the authority hereby conferred had not expired.”

14.	“That Article 101(a) of the Company’s existing Articles of Association be deleted and replaced in its entirety with the following new Article 101(a):

(a) Questions arising at any meeting of Directors shall be decided by a majority of votes.  Where there is an equality of votes, the chairman of the meeting shall have a second or casting vote.”

By the Order of the Board.

Ciaran Murray
Secretary
Registered Office:
South County Business Park,
Leopardstown,
Dublin 18

16th June, 2008

NOTES

1
A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy as an alternative to attend, speak and vote instead of him/her. A proxy need not be a member of the Company. The deposit of an instrument of proxy will not preclude a member from attending and voting in person at the meeting or at any adjournment thereof.

2
A Form of Proxy is enclosed with this notice. To be effective, the Form of Proxy duly completed and signed together with any authority under which it is executed or a copy of such authority certified notarially or by a solicitor practicing in the Republic of Ireland must be deposited with the Company’s Registrars, Computershare Investor Services (Ireland) Limited at Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland not less than 48 hours before the time appointed for the Annual General Meeting.

3	In the case of a corporation, the form of proxy must be either executed under seal or signed on its behalf by an officer or attorney duly authorised.

4
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other registered holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company.

Appendix 1

Summary of the terms of the ICON plc 2008 Employees Restricted Share Unit Plan

Set out below are the principal features of the 2008 Employees Restricted Share Unit Plan (“2008 RSU Plan”).  References to “Shares” in this summary are to Ordinary Shares in the Company, or American Depository Receipts (ADRs).

1	Employee Eligibility

The Compensation Committee of the Board (the “Committee”) may select any employee, or any director holding a salaried office or employment with the Company or a Subsidiary, to receive an award under the 2008 RSU Plan.

2	Key Terms of Awards

Awards of Restricted Share Units (“RSUs”) or other rights related to or valued by reference to Shares of the Company may be made by the Committee (“Awards”).  The Committee has discretion to determine the number, vesting requirements and other conditions attached to the Awards.  The Committee can provide for the acceleration and/or forfeiture of Awards in certain circumstances at its discretion.  Awards may be settled in cash or Shares.

In general, Awards are not transferable, except on death to the Participant’s legal representatives.  The 2008 RSU Plan and related Award agreements will be governed by Irish law.

No Awards may be granted more than ten years after the 2008 RSU Plan is adopted.

3	Source of Shares and Limit on Dilution

Awards under the 2008 RSU Plan may be satisfied in whole or in part by authorized and unissued Shares or treasury Shares including Shares acquired by purchase in the open market or in private transactions.  The number of Shares reserved for issuance in connection with Awards under the 2008 RSU Plan, shall be 500,000.  It should be noted that this figure is based on applicable share capital prior to the proposed bonus issue outlined at Item 10 above and will be adjusted in accordance with the terms of the 2008 RSU Plan in the event that the bonus issue is authorised by shareholders.

4	Dividends

If the Company declares dividends on its Shares during the vesting period of an Award, RSUs may be added to Participants’ Awards, equivalent in value to the aggregate net dividends that they would have received had they been the holders of the Shares subject to their Awards.  Alternatively, the Committee may provide that the value of such dividend is delivered to the Participant in the form of cash or Shares.

5	Adjustment of awards

In the event of a subdivision of Shares; a declaration of a dividend payable in Shares; a declaration of a dividend payable in a form other than Shares in an amount that has a material effect on the price of Shares; a combination or consolidation of the issued Shares (by reclassification or otherwise) into a lesser number of Shares; a recapitalization; a capitalisation of profits or reserves; a rights issue; a reduction of capital; a spin-off or other similar corporate transaction or event that affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Participants, the Committee shall make such adjustments as it considers appropriate to the number and type of Shares available for grant and to the Awards as provided in the 2008 RSU Plan.

6	Change in Control etc

The Committee may determine the consequences for Awards in the event of a merger, takeover or other reorganisation.

7	Alterations to the 2008 RSU Plan

The Board may, at any time, amend, alter, suspend, discontinue or terminate the 2008 RSU Plan or the Committee’s authority to grant Awards under it without the consent of shareholders of the Company, provided that the prior approval of shareholders is obtained for any alterations or additions where required by applicable rules of any stock exchange or other system on which the Shares may be listed or quoted at the relevant time or by applicable law.  No amendment, alteration, suspension, discontinuation or termination of any Award may materially and adversely affect the rights of Participants without their consent.

Appendix 2

Summary of the terms of the ICON plc Employee Share Option Plan 2008 and the ICON plc Consultants Share Option Plan 2008

Set out below are the principal features of the Employee Share Option Plan 2008 (“2008 Employee Plan”) and the Consultants Share Option Plan 2008 (“2008 Consultants Plan”) (together the “2008 Option Plans”).

The 2008 Option Plans are identical in all material respects except with respect to eligibility (as set out at section 1 below), plan limits (as set out at section 3 below) and individual limits (set out at section 4 below).

References to “Shares” in this summary are to Ordinary Shares in the Company or American Depository Receipts.

1	Eligibility

1.1	2008 Employee Plan
The Compensation Committee of the Board of Directors (the “Committee”) may select any employee, or any director holding a salaried office or employment with the Company or a Subsidiary, to receive an award under the 2008 Employee Plan.

1.2	2008 Consultants Plan
The Committee may select any consultant or adviser or non-executive director retained by the Company or any Subsidiary to render services, to receive an award under the 2008 Consultants Plan.

2	Key Terms of Awards

Options may be granted by the Committee giving the individual to whom an option is granted (“Optionee”) the right to subscribe for Shares in the Company.  The Committee has discretion to determine the number, vesting requirements and other conditions attached to the awards.  All options granted under the 2008 Option Plans will be nonqualified stock options for United States income tax purposes.  No option may be exercised more than 10 years from the date of grant.  The Committee can provide for the acceleration and/or forfeiture of options in certain circumstances at its discretion.

The price at which an Optionee may exercise his option to subscribe for Shares shall not be less than 100% of the market value of a Share on the date on which the option is granted.

Awards are not transferable, except on death to the Optionee’s legal representatives.  The 2008 Option Plans shall be governed by Irish law.

No awards may be granted more than ten years after the 2008 Option Plans are adopted.

3	Plan Limits

Awards under the 2008 Option Plans may be satisfied through the new issue of Shares.

3.1           2008 Employee Plan
It is proposed that the total number of Shares reserved for issuance under the 2008 Employee Plan shall be 3,000,000 which maximum limit shall be reduced by any Shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan (under which a limit of 200,000 Shares applies).

3.2           2008 Consultants Plan
It is proposed that the total number of Shares reserved for issuance under the 2008 Consultants Plan shall be 200,000.

It should be noted that the share limits referred to above are based on applicable share capital figures prior to the proposed bonus outlined at Item 10 above and will be adjusted in accordance with the terms of the 2008 Option Plans in the event that the bonus issue is authorised by shareholders.

4	Individual Limit

The number of Shares over which an Optionee may be granted options under the 2008 Employee Plan in a calendar year is limited to 200,000.  The 2008 Consultants Plan does not contain individual limits.

5	Dividends

No dividends are payable to Optionees prior to the proper exercise of an option.

6	Adjustment of awards

In the event of a subdivision of Shares; a declaration of a dividend payable in Shares; a declaration of a dividend payable in a form other than Shares in an amount that has a material effect on the price of Shares; a combination or consolidation of the issued Shares (by reclassification or otherwise) into a lesser number of Shares; a recapitalization; a capitalisation of profits or reserves; a rights issue; a reduction of capital; a spin-off or other similar corporate transaction or event that affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Optionees, the Committee shall make such adjustments as it considers appropriate to the number and type of Shares available for grant and the outstanding options as provided in the 2008 Option Plans.

The Committee may modify, extend or assume outstanding Options and accept the cancellation of Options for the grant of new Options, provided that (save in respect of a capital reorganisation as referred to above) options will not be amended or exchanged to lower their exercise price without shareholder approval.

7	Change in Control etc

The Committee may determine the consequences for options awarded under the 2008 Option Plans, in the event of a merger, takeover or other reorganisation.

8	Alterations to the 2008 Option Plans

The Board may, at any time, amend or terminate the 2008 Option Plans, provided that the prior approval of shareholders is obtained for any alterations or additions where required by applicable laws, regulations or rules.  Plan amendments may apply to options which have previously been granted under the 2008 Option Plans, but no amendment which would adversely affect the rights of an Optionee may be made without his/her consent.

ICON PLC
FORM OF PROXY
South County Business Park,
Leopardstown, Dublin 18.

Proxy in respect of the Annual General Meeting of ICON plc to be held on Monday 21st July, 2008 at The Conference Centre, ICON plc Headquarters, South County Business Park, Leopardstown, Dublin 18, Ireland, at 10.00 a.m.

Name(s):

I/We*, the above mentioned, being a member/members* of the above named Company hereby appoint the Chairman of the Meeting or                              (See Note (c) overleaf,) as my/our* proxy to vote for me/us* on my/our* behalf at the Annual General Meeting (the Meeting) of the Company to be held on the 21st of July 2008 at 10.00 a.m. at The Conference Centre, ICON plc Headquarters, South County Business Park, Leopardstown, Dublin 18 and at any adjournment thereof.  I/We* hereby direct my/our* proxy to vote on the Resolutions set out in the Notice convening the Meeting and summarised below:
*Delete as appropriate in each case.

RESOLUTIONS		For	Against
ORDINARY BUSINESS
1.	To receive the Accounts and Reports	[ ]	[ ]
2.	To re-elect Dr. John Climax	[ ]	[ ]
3.	To re-elect Mr. Edward Roberts	[ ]	[ ]
4.	To re-elect Professor Dermot Kelleher	[ ]	[ ]
5.	To authorise the fixing of the Auditors’ Remuneration	[ ]	[ ]
SPECIAL BUSINESS
6.	To approve the 2008 Employees Restricted Share Unit Plan	[ ]	[ ]
7.	To approve the Employee Share Option Plan 2008	[ ]	[ ]
8.	To approve the Consultants Share Option Plan 2008	[ ]	[ ]
9.	To increase the authorised share capital	[ ]	[ ]
10.	To approve the capitalisation and bonus issue	[ ]	[ ]
11.	To authorise the Company to allot shares	[ ]	[ ]
12.	To disapply the statutory pre-emption rights	[ ]	[ ]
13.	To authorise the Company to make market purchases of shares	[ ]	[ ]
14.	To authorise the chairman to have a casting vote	[ ]	[ ]

Signed ……………………………………………………………..........................................
ONLY ONE JOINT HOLDER TO SIGN, (SEE NOTES OVERLEAF)

ATTENDANCE CARD
ICON PLC

Attendance Card for Annual General Meeting to be held on the 21st of July, 2008 at The Conference Centre, ICON plc Headquarters, South County Business Park, Leopardstown, Dublin 18, Ireland, commencing at 10.00 a.m.

Proxy’s name in Block Letters (if applicable)

Please do not post the Attendance Card.  It should be retained by the member or proxy (if any) and handed in at the shareholders’ registration desk to facilitate attendance at the Annual General Meeting.
Signature of Members/Proxy …………………………………..

Notes:

To be valid, this form, and if applicable, any authority under which it is executed or a copy of such authority certified notarially or by a solicitor practising in the Republic of Ireland must be deposited at the registered office of the Company at the South County Business Park, Leopardstown, Dublin 18, Ireland or (at the members option) at the offices of the Company’s Registrar, Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland,  in either case, not less than 48 hours before the time appointed for the holding of the Meeting.

(a)
This Proxy Form must (i) in the case of an individual member be signed by the member or his/her attorney; or (ii) in the case of a body corporate be executed either under its common seal or be signed on its behalf by a duly authorised officer.

(b)
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

(c)	If you desire to appoint a proxy other than the Chairman of the Meeting, please insert the proxy’s name in block letters in the space provided and delete the words “the Chairman of the Meeting or”.

(d)	A proxy need not be a member of the Company but must attend the Meeting in person to represent you.

(e)
Please indicate how you wish your proxy to vote by placing a tick in the appropriate box.  If no such specific directions are given, the proxy will vote or abstain from voting at his/her discretion.  On any other business not specified in the Notice of Meeting or this form and arising at the Meeting the proxy will act at his/her discretion.

(f)	The completion and return of this Proxy Form will not preclude a member from attending and voting in person.

(g)	If you are appointing a proxy, please provide him/her with the Attendance Card attached hereto to facilitate his/her attendance.